                                                               Exhibit 12
                                                               ----------
                          PACIFIC BELL AND SUBSIDIARIES
                      RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in millions)

                            -----------------------------------------------
                            1994      1993     1992       1991      1990
                            -------   -------   -------   -------   -------
1. Earnings
   --------
   (a) Income before
       Interest Expense     $1,510     $ 447     $1,591    $1,427    $1,541

   (b) Federal Income
       Taxes                   462       (68)       458       416       446

   (c) State and local
       Income Taxes            159        11        149       157       178

   (d) 1/3 Operating
       Rental Expense           40        37         35        33        33
                            -------   -------   -------   -------    ------
       Total                $2,171     $ 427     $2,233    $2,033    $2,198

2.  Fixed Charges
    -------------
   (a) Total Interest
       Deductions           $  439     $ 429     $  460    $  485    $  501

   (b) 1/3 Operating
       Rental Expense           40        37         35        33        33
                            -------   -------   -------   -------   -------
       Total                $  479     $ 466     $  495    $  518    $  534

3.  Ratio (1 divided by 2)    4.53       .92*      4.51      3.92**    4.12

* This figure reflects the restructuring and curtailment charges totaling $924 million after taxes taken in the fourth quarter 1993.

** This figure reflects the restructuring charges of $121 million after taxes taken in fourth quarter 1991.